Exhibit 3.1

BARBARA K. CEGAVSKE Secretary of State 202 North Carson Street Carson City, Nevada 89701-4201 (775) 684-5708 Website: www.nvsos.gov

Certificate of Designation (PURSUANT TO NRS 78.1955)	Filed in the office of /s/ Barbara K. Cegavske	Document Number 20160195309-86
	Barbara K. Cegavske	Filing Date and Time
	Secretary of State	04/29/2016 12:55 PM
	State of Nevada	Entity Number
E0341392009-0

USE BLACK INK ONLY - DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For
Nevada Profit Corporations

(Pursuant to NRS 78.1955)

1. Name of corporation:

DelMar Pharmaceuticals, Inc.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

DelMar Pharmaceuticals, Inc., a corproation organzied and existing under the laws of Nevada, does hereby certify that, pursuant to the authority conferred upon the Board of Directors of the Company by the Articles of Incorporation, has adopted resolutions (a) authorizing the issuance of 1,000,000 shares of Series B Preferred Stock, and (b) providing for the designations, preferences and relative participating, optional or other rights, and the qualifications, limitations or restrictions thereof, as follows (please see Exhibit A, attached hereto).

3. Effective date of filing: (optional)
(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X  /s/ Jeffrey Bacha

Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.	Nevada Secretary of State Stock Designation Revised: 1-5-15

Exhibit A

CERTIFICATE OF DESIGNATION OF PREFERENCES,
RIGHTS AND LIMITATIONS
OF
SERIES B PREFERRED STOCK

OF

DELMAR PHARMACEUTICALS, INC.

It is hereby certified that:

1. The name of the Company (hereinafter called the

"Company") is DelMar Pharmaceuticals, Inc. a Nevada corporation.

2. The Certificate of Incorporation of the Company authorizes the issuance of five Million (5,000,000) shares of preferred stock, $0.001 par value per share, and expressly vests in the Board of Directors of the Company the authority to issue any or all of said shares in one (1) or more series and by resolution or resolutions to establish the designation and number and to fix the relative rights and preferences of each series to be issued.

3. The Board of Directors of the Company, pursuant to the authority expressly vested in it as aforesaid, has adopted the following resolutions creating a Series B issue of Preferred Stock:

RESOLVED, that One Million (1,000,000) of the Five Million (5,000,000) authorized shares of Preferred Stock of the Company shall be designated Series B Preferred Stock, and shall possess the rights and preferences set forth below:

Section 1.  Definitions. For the purposes hereof, the following terms shall have the following meanings:

"Alternate Consideration" shall have the meaning set forth in Section 7(c).

"Business Day" means any day except Saturday, Sunday, and any day which shall be a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

"Common Stock" means the Company's common stock, par value $0.001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed into.

"Common Stock Equivalents" means any securities of the Company or the subsidiaries of the Company, whether or not vested or otherwise convertible or exercisable into shares of Common Stock at the time of such issuance, which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

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"Conversion Date" shall have the meaning set forth in Section 6(a).

"Conversion Price" means $0.80, subject to adjustment as set forth in Section 7.

"Conversion Shares" means the shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock in accordance with the terms hereof.

"Dividend Payment Date" shall have the meaning set forth in Section 3(b).

"Effective Date" means the date that this Certificate of Designation is filed with the Secretary of State of Nevada.

"Fundamental Transaction" shall have the meaning set forth in Section 7(c).

"Holder" shall mean the owner of the Series B Preferred Stock.

"Junior Securities" shall be the Common Stock, the Company's Special Voting Preferred Stock and any other class or series of capital stock of the Company hereafter created which does not expressly rank pari passu with or senior to the Series B Preferred Stock.

"Liquidation" shall have the meaning set forth in Section 5.

"Mandatory Conversion" shall have the meaning set forth in Section 6(b).

"Mandatory Conversion Date" shall have the meaning set forth in Section 6(b).

"Notice of Conversion" shall have the meaning set forth in Section 6(a).

"Person" means an individual, entity, corporation, partnership, association, limited liability company, limited liability partnership, joint-stock company, trust or unincorporated organization.

"PIK Shares" shall have the meaning set forth in Section 3(b).

"Purchase Agreement" means, with respect to each Holder, the securities purchase agreement between the Company and the original Holder.

"Preferred Stock" means the Company's preferred stock, par value $0.001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed into.

"Series B Preferred Stock" shall have the meaning set forth in Section 2.

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"Senior Preferred" means the Company's Series A Participating Preferred Stock.

"Stated Value" means $8.00 per share.

"Trading Day" means a day on which the OTCQX or any other trading market or exchange on which the Common Stock may then trade is open for business.

Section 2. Designation and Authorized Shares. The series of preferred stock designated by this Certificate shall be designated as the Company's Series B Preferred Stock (the "Series B Preferred Stock") and the number of shares so designated shall be 1,000,000, provided, however, the Company may increase the number of shares Series B Preferred Stock that has been designated solely by action of the Company's Board of Directors and no further consent of the Holders is required. So long as any of the Series B Preferred Stock are issued and outstanding, the Company shall not issue any shares of its preferred stock that are senior to the Series B Preferred Stock in Liquidation without the approval of the Holders of a majority of the issued and outstanding Shares of Series B Preferred Stock. The Series B Preferred Stock shall not be redeemed for cash and under no circumstances shall the Company be required to net cash settle the Series B Preferred Stock. All share amounts used herein are pre-reverse split and shall be adjusted accordingly upon the Company's effecting a reverse stock split of its Common Stock.

Section 3. Dividends. (a) The Holders will be entitled to receive, on any outstanding shares of Series B Preferred Stock held by such Holders, out of any funds and assets of the Company legally available (i) prior and in preference to any declaration or payment of any dividend on the Junior Securities, and pari passu with the Series A Preferred Stock, cumulative dividends, at an annual rate of 9% of the Stated Value, and (ii) any dividends declared and paid on the Common Stock on an as-converted basis therewith.

(b) Dividends on the Series B Preferred Stock payable pursuant to Section 3(a)(i) shall accrue quarterly commencing on the date of issue and be payable quarterly in arrears on December 31, March 31, June 30 and September 30 of each year commencing on June 30, 2016 (each, a "Dividend Payment Date"). Dividends under this Section 3(b) shall be payable solely by delivery of shares of Common Stock ("PIK Shares"), in an amount for each Holder equal to the aggregate dividend payable to such holder with respect to the shares of Series B Preferred Stock held by such holder as of the Dividend Payment Date, divided by the Conversion Price as of the Dividend Payment Date.

Section 4. Voting Rights. The Holders shall have the right to vote on any matter submitted to a vote of holders of Common Stock, voting together with the Common Stock as one (1) class. The Holders shall be entitled to the same notice of any regular or special meeting of the shareholders as may or shall be given to holders of Common Stock entitled to vote at such meetings. Each share of Series B Preferred Stock will entitle its Holder to vote with the Common Stock on an as-converted basis. As long as any shares of Series B Preferred Stock are outstanding, the Company may not, without the affirmative vote of the Holders of the majority of the then outstanding shares of the Series B Preferred Stock, alter or change adversely the powers, preferences or rights given to the Series B Preferred Stock, or issue any series of capital ranking senior to the Series B Preferred Stock in Liquidation. Nothing in the foregoing sentence shall impede a change in the Company's certificate of incorporation, including to effect a reverse split of the Company's issued and outstanding common stock (the "Reverse Split"), bylaws or other charter documents which does not have such adverse effect. The holders of the Series B Preferred Stock consent to the Reverse Split.

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Section 5. Liquidation.

(a) The Series B Preferred Stock shall with respect to distributions of assets and rights upon the occurrence of a Liquidation, rank (i) senior to the Junior Securities of the Company and (ii) senior to each other class of series of capital stock of the Company hereafter created which does not expressly rank pari passu with or senior to the Series B Preferred Stock. For avoidance of doubt the Series B Preferred Stock shall be pari passu in Liquidation to the Company's Series A Preferred Stock. Upon any liquidation, dissolution or winding-up of the Company ("Liquidation"), the Holders of Series B Preferred Stock will be entitled to be paid for each share of Series B Preferred Stock held thereby, out of but only to the extent the assets of the Company are legally available for distribution to its stockholders, an amount equal to the Stated Value per share (as adjusted for stock splits, stock dividends, combinations or other recapitalizations of the Series B Preferred Stock), plus any accrued but unpaid dividends before any distribution or payment may be made to the holders of any Junior Stock. If the assets of the Company available for distribution to holders of Series B Preferred Stock shall be insufficient to permit payment in full to such holders of the sums which such holders are entitled to receive in such case, then all of the assets available for distribution to holders of the Series B Preferred Stock shall be distributed among and paid to such holders ratably in proportion to the amounts that would be payable to such holders if such assets were sufficient to permit payment in full.

(b) After the holders of all series of Series B Preferred Stock shall have been paid in full the amounts to which they are entitled in paragraph 5(a), the shares of Series B Preferred Stock shall not be entitled to any further participation in any distribution of assets of the Company.

Section 6. Conversion.

a) Conversions at Option of Holder. Subject to the provisions of this Section 6, each share of Series B Preferred Stock will be convertible, at any time and from time to time from and after the Effective Date, at the option of the Holder thereof, into Common Stock. Holders may effect conversions by providing the Company with a conversion notice (a "Notice of Conversion") which specifies the number of shares of Series B Preferred Stock to be converted, the number of shares of Series B Preferred Stock owned prior to the conversion at issue, the number of shares of Series B Preferred Stock owned subsequent to the conversion at issue and the date on which such conversion is to be effected, which date may not be prior to the date the applicable Holder delivers by facsimile or e-mail such Notice of Conversion to the Company (such date, the "Conversion Date"). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date will be the date that such Notice of Conversion to the Company is deemed delivered hereunder. The calculations and entries set forth in the Notice of Conversion shall control in the absence of manifest or mathematical error. To effect conversions of shares of Series B Preferred Stock, a Holder will not be required to surrender the certificate(s) representing such shares of Series B Preferred Stock to the Company unless all of the shares of Series B Preferred Stock represented thereby are so converted, in which case such Holder shall deliver the certificate representing such shares of Series B Preferred Stock promptly following the Conversion Date at issue. Shares of Series B Preferred Stock converted into Common Stock in accordance with the terms hereof will be canceled and may not be reissued except as otherwise set forth in this Certificate of Designation.

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b) Mandatory Conversion. On the sooner to occur of (i) five years from the Effective Date or (ii) upon the approval of the Company's VAL-083 by the U.S. Food and Drug Administration or the European Medicines Agency (the "Regulatory Approval"), provided that the time of the Regulatory Approval, the closing bid price of the Company's Common Stock is at least $2.00 per share (subject to adjustment for stock splits and stock dividends) ("Mandatory Conversion Date") all of the outstanding shares of Series B Preferred Stock will automatically convert to Common Stock (a "Mandatory Conversion"). Within three Business Days of the Mandatory Conversion Date, the Company shall deliver to each Holder the Conversion Shares issuable upon conversion of such Holder's Series B Preferred Stock, and, within three Business Days after receipt of such Conversion Shares, each Holder shall return the certificates for its Series B Preferred Stock to the Company, provided that, any failure by the Holder to return a certificate for Series B Preferred Stock will have no effect on the Mandatory Conversion pursuant to this Section 6(b), which Mandatory Conversion will be deemed to occur on the Mandatory Conversion Date.

c) Conversion Shares. The number of Conversion Shares which the Company shall issue upon conversion of the Series B Preferred Stock (whether pursuant to Section 6(a) or 6(b)) will be equal to the number of shares of Series B Preferred Stock to be converted, multiplied by the Stated Value, divided by the Conversion Price in effect at the time of the conversion.

d) Mechanics of Conversion at Option of Holder

i. Delivery of Certificate Upon Conversion. Not later than three Trading Days after each Conversion Date, the Company shall deliver, or cause to be delivered, to the converting Holder a certificate or certificates which will contain appropriate restrictive legends and trading restrictions representing the number of Conversion Shares being acquired upon the conversion of shares of Series B Preferred Stock. If in the case of any Notice of Conversion such certificate or certificates are not delivered to or as directed by the applicable Holder by the third Trading Day after the Conversion Date, the applicable Holder shall be entitled to pursue such legal remedies for the default as may be available and may also elect to rescind such Conversion Notice by written notice to the Company at any time on or before its receipt of such certificate or certificates, in which event the Company shall promptly return to such Holder any original Series B Preferred Stock certificate delivered to the Company and such Holder shall promptly return to the Company any Common Stock certificates representing the shares of Series B Preferred Stock unsuccessfully tendered for conversion to the Company.

ii. Reservation of Shares Issuable Upon Conversion. The Company covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock for the sole purpose of issuance upon conversion of the Series B Preferred Stock, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holders of the Series B Preferred Stock, not less than such aggregate number of shares of the Common Stock as are issuable upon the conversion of all outstanding shares of Series B Preferred Stock.

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iii. Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the conversion of or as dividends on the Series B Preferred Stock. As to any fraction of a share which a Holder would otherwise be entitled to purchase or be issued upon such conversion, the Company shall round up to the next whole share.

Section 7.  Certain Adjustments.

a) Stock Dividends and Stock Splits. If the Company, at any time while the Series B Preferred Stock is outstanding: (A) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock on shares of Common Stock or any other Common Stock Equivalents (which, for avoidance of doubt, will not include any shares of Common Stock issued by the Company upon conversion of this Series B Preferred Stock); (B) subdivides outstanding shares of Common Stock into a larger number of shares; (C) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares; or (D) issues, in the event of a reclassification of shares of the Common Stock, any shares of capital stock of the Company, then the Conversion Price will be multiplied by a fraction of which the numerator will be the number of shares of Common Stock (excluding any treasury shares of the Company) outstanding immediately before such event and of which the denominator will be the number of shares of Common Stock, or in the event that clause (D) of this Section 7(a) will apply shares of reclassified capital stock, outstanding immediately after such event. Any adjustment made pursuant to this Section 7(a) will become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and will become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

b) Fundamental Transaction. If, at any time while the Series B Preferred Stock is outstanding, (A) the Company effects any merger or consolidation of the Company with or into another Person, (B) the Company effects any sale of all or substantially all of its assets in one transaction or a series of related transactions, or (C) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a "Fundamental Transaction"), then, upon any subsequent conversion of the Series B Preferred Stock, the Holders shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one share of Common Stock (the "Alternate Consideration"). For purposes of any such conversion, the determination of the Conversion Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Company shall adjust the Conversion Price in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holders shall be given the same choice as to the Alternate Consideration they receive upon any conversion of the Series B Preferred Stock following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall file a new Certificate of Designation with the same terms and conditions and issue to the Holders new preferred stock consistent with the foregoing provisions and evidencing the Holders' right to convert such preferred stock into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 7(c) and insuring that the Series B Preferred Stock (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

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c) Calculations. All calculations under this Section 7 will be made to the nearest cent or the nearest 1/100th of a share, as the case may be.

d) Notice to the Holders. Whenever the Conversion Price is adjusted pursuant to any provision of this Section 7, the Company shall promptly deliver to each Holder a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

Section 8. Royalty Payment. The holders of the Series B being issued on the date hereof have also entered into a Royalty Agreement (the "Royalty Agreement") with the Company pursuant to which the Company has agreed to pay the holder of the Series Preferred Stock a Royalty as set forth in and subject to the terms of the Royalty Agreement. The Royalty Agreement shall not be separable from the Series B Preferred Stock until such shares of Series B Preferred Stock have been converted.

Section 9. Miscellaneous.

a) Notices. Any and all notices or other communications or deliveries to be provided by the Holders hereunder including, without limitation, any Notice of Conversion, shall be in writing and delivered personally, by facsimile, by e-mail, or sent by a nationally recognized overnight courier service, addressed to the Company, at the address set forth in the Purchase Agreement or address as the Company may specify for such purposes by notice to the Holders delivered in accordance with this Section. Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally or sent by a nationally recognized overnight courier service, or by facsimile or e-mail, addressed to each Holder at the address of such Holder such forth in the Purchase Agreement or appearing on the books of the Company, or if no such address appears in the Purchase Agreement or on the books of the Company, at the principal place of business of the Holder. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of the Business Day following the date of mailing, if sent by nationally recognized overnight courier service, or upon actual receipt by the party to whom such notice is required to be given.

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b) Lost or Mutilated Series B Preferred Stock Certificate. If a Holder's Series B Preferred Stock certificate becomes mutilated, lost, stolen or destroyed, the Company shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Series B Preferred Stock so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership thereof reasonably satisfactory to the Company.

c) Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Certificate of Designation will be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflict of laws thereof. All legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by this Certificate of Designation may be commenced only in the state and federal courts sitting in the City of New York, Borough of Manhattan.

d) Waiver. Any waiver by the Company or a Holder of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation or a waiver by any other Holders. The failure of the Company or a Holder to insist upon strict adherence to any term of this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation. Any waiver by the Company or a Holder must be in writing.

e) Severability. If any provision of this Certificate of Designation is invalid, illegal or unenforceable, the balance of this Certificate of Designation shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. If it shall be found that any dividend or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law.

f) Status of Converted Series B Preferred Stock. If any shares of Series B Preferred Stock shall be converted or reacquired by the Company, such shares shall resume the status of authorized but unissued Series B Preferred Stock, provided, however, that such shares may be reissued only as PH( Shares.

g) Assignment. The holders of the Series B Preferred Stock may not assign, transfer or sell the Series B Preferred Stock held by such holder or the rights under this Certificate of Designation without the prior written consent of the Company which shall not be unreasonably withheld.

[Signature page follows.]

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IN WITNESS WHEREOF, this Certificate of Designation has been executed by a duly authorized officer of the Company as of this 29th day of April, 2016.

/s/ Jeffrey Bacha
Name: Jeffrey Bacha

Title: Chairman & Chief Executive Officer

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